UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Pharmion Corporation

(Name of Issuer)
Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)
71715B409

(CUSIP Number)
Peter A. Nussbaum, Esq.
CR Intrinsic Investors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 19, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 7175B409	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		650,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	700,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 7175B409	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		700,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	700,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 71715B409	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,975,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,975,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,975,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 71715B409	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

CUSIP No. 71715B409	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,675,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,675,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,675,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and the Issuer
     This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Pharmion Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 2525 28th Street, Suite 200, Boulder Colorado 80301. This Schedule 13D supersedes the Schedule 13G previously filed by the Reporting Persons (as defined below) with respect to the Common Stock on March 1, 2007.
Item 2. Identity and Background
     (a) This statement is filed by:
     (i) SA.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“SAC Associates”);
     (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to shares of Common Stock directly beneficially owned by SAC Associates;
     (iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”);
     (iv) Sigma Capital Management, LLC (“Sigma Capital Management”) with respect to shares of Common Stock directly beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and
     (v) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Associates, Sigma Capital Associates and CR Intrinsic Investments.
     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and Mr. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
     (b) The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, and (ii) SAC Capital Management and Sigma Capital Management is 540 Madison Avenue, New York, New York 10022.
     (c) The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to, and to control the investing and trading in securities by, a variety of private investment funds, including SAC Associates. The principal business of CR Intrinsic Investors is to serve as investment manager to, and to control the investing and trading in securities by, CR Intrinsic Investments. The principal business of Sigma Capital Management is to serve as investment manager to, and to control the investing and trading in securities by, Sigma Capital Associates. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and other affiliated entities.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Capital Management are Delaware limited liability companies. Mr. Cohen is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons expended an aggregate of approximately $164,154,000 of its investment capital to purchase the 2,675,000 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates and CR Intrinsic Investments in commingled margin accounts maintained at Morgan Stanley & Co. and Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.
     As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s Board of Directors, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer, (ii) write letters to, and respond to inquiries from, various parties, including without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs and strategic alternatives.
     Depending on various factors, including, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate with respect to any or all matters referred to in this Item 4 of Schedule 13D. The Reporting Persons may, from time to time, acquire or cause an affiliate to acquire additional Common Stock or dispose of or cause an affiliate to dispose of some or all of their Common Stock, engage in short-selling or hedging or similar transactions with some or all of their Common Stock, or may continue to hold the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer, general investment and trading policies of the Reporting Persons, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4 of Schedule 13D. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on December 21, 2007, the Reporting Persons beneficially own an aggregate of 2,675,000 shares of Common Stock, representing approximately 7.1% of the shares of Common Stock outstanding. The percentages used herein are based upon the 37,250,223 shares of Common Stock reported to be outstanding as of November 6, 2007 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007.
     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Capital Management. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 700,000 shares of Common Stock (constituting approximately 1.8% of the shares of Common Stock outstanding) and (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 1,975,000 shares of Common Stock (constituting approximately 5.3% of the shares of Common Stock outstanding).
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 700,000 shares of Common Stock, constituting 1.8% of such class of securities;
     (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 700,000 shares of Common Stock, constituting 1.8% of such class of securities;
     (iii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,975,000 shares of Common Stock, constituting approximately 5.3% of such class of securities;
     (iv) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of no shares of Common Stock; and
     (v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,675,000 shares of Common Stock, constituting approximately 7.1% of such class of securities.
     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ exchange.

     (d) No person other than SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
          The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein, the Reporting Persons currently have short economic exposure to 87 shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts. As of the date hereof, an affiliate of the Reporting Persons, S.A.C. MultiQuant Fund, LLC, currently has short economic exposure to 6,231 shares of Common Stock on loan from a third party to cover an open short position in the same number of shares.
Item 7. Material to be filed as Exhibits.
1. Schedule A — Sixty Day Trading History
2. Exhibit A — Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: December 26, 2007

S.A.C. CAPITAL ADVISORS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

CR INTRINSIC INVESTORS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person